UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to _________________

Commission file number 000-51372

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Omega Flex, Inc. 401(k) Profit Sharing Plan.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Omega Flex, Inc.

451 Creamery Way

Exton, Pennsylvania 19341-2504

This Annual Report, including exhibits, contains 20 pages, numbered sequentially, including this cover page.

Omega Flex, Inc. 401(k) Profit Sharing Plan

Financial Statements

As of and for the Years Ended

December 31, 2019 and 2018

And

Supplemental Schedule

As of December 31, 2019

Omega Flex, Inc.

401(k) Profit Sharing Plan

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants of Omega Flex, Inc. 401(k) Profit Sharing Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Omega Flex, Inc. 401(k) Profit Sharing Plan (the Plan) as of December 31, 2019 and 2018, the related statements of changes in net assets available for benefits for the years then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ RSM US LLP

We have served as the Plan’s auditor since 2010.

Blue Bell, Pennsylvania

June 25, 2020

Omega Flex, Inc. 401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

As of December 31, 2019 and 2018

	2019	2018
Assets:
Investments, at fair value:
Registered investment companies	$18,403,777	$3,997,049
Pooled separate accounts	-	8,282,708
Collective investment fund	61,796	-
Omega Flex Inc. stock fund	1,964,845	830,072
Total investments, at fair value	20,430,418	13,109,829

Fully benefit-responsive investment contract, at contract value	-	2,508,543

Receivables:
Accrued income	4,722	3,682
Other receivables	-	27,118
Employer matching contributions	22,586	30,785
Employer profit sharing contributions	379,810	361,796
Notes receivable from participants	370,129	467,065
Total receivables	777,247	890,446

Total assets	21,207,665	16,508,818

Liabilities:
Excess contributions payable	6,979	18,306

Total liabilities	6,979	18,306

Net assets available for benefits	$21,200,686	$16,490,512

The accompanying notes are an integral part of these financial statements.

Omega Flex, Inc. 401(k) Profit Sharing Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2019 and 2018

	2019	2018
Additions:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$1,988,241	$(1,527,319)
Interest and dividend income	1,999,967	93,242
Total investment income (loss)	3,988,208	(1,434,077)

Interest income on notes receivable from participants	20,328	22,861

Contributions:
Employer contributions	678,077	650,436
Other contributions	-	28,058
Participant contributions	855,914	777,431
Rollover contributions	44,324	33,503
Total contributions	1,578,315	1,489,428

Total additions, net	5,586,851	78,212

Deductions:
Benefits paid directly to participants	873,858	897,533
Administrative expenses	2,819	7,731

Total deductions	876,677	905,264

Net increase (decrease) in net assets available for benefits	4,710,174	(827,052)

Net assets available for benefits
Beginning of year	16,490,512	17,317,564
End of year	$21,200,686	$16,490,512

The accompanying notes are an integral part of these financial statements.

Omega Flex, Inc. 401(k) Profit Sharing Plan

Notes to the Financial Statements

As of and For the Years Ended December 31, 2019 and 2018

1.	Plan Description

(a) Organization

The Omega Flex, Inc. 401(k) Profit Sharing Plan (the “Plan”) is a defined contribution plan and was established effective January 1, 2005 for the benefit of employees of Omega Flex, Inc. (“Omega Flex” or “the Company”) and employees of its participating subsidiaries.

The following description of the Plan provides only general information. Participants in the Plan should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan has two components; a 401(k) account and a profit sharing account. Substantially all employees of the Company and its domestic subsidiaries are eligible to participate, subject to the terms of the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), (as amended) and the Internal Revenue Code (the “IRC” or the “Code”).

During the second quarter of 2019, the Plan commenced the process of changing service providers from Prudential Bank & Trust, F.S.B. (“Prudential”) to Reliance Trust Company, the trustee and J.P. Morgan Invest Holdings LLC (“J.P. Morgan”) and Empower Institutional, a subsidiary of Great-West Life & Annuity Insurance Company, which perform plan advisory and recordkeeping services. The change in service providers initiated a “Black Out” period beginning on April 1, 2019 and continued through April 18, 2019. During this period, participants’ Plan accounts were not available for investment fund exchanges, and distribution requests, including loans. During the Black Out period, employee contributions continued to be made through payroll deductions as well as payments on existing loans. Participant funds invested in the Omega Flex, Inc. stock fund were transferred in-kind to Reliance Trust Company. Participant funds invested in pooled separate accounts, registered investment companies or the Guaranteed Income Fund were also transferred to the new trustee and invested in a J.P. Morgan target date fund as determined by the participants’ age at the date of the transfer, unless otherwise elected by the participant.

(b) Participants’ Contributions – 401(k) Account

Participating employees may contribute to the Plan after the first of the month following the beginning of their employment with the Company. Participants are subject to automatic enrollment if no contrary election is made. The automatic deferral percentage is 3% of eligible compensation, increasing by 1% annually on the first day of the Plan year up to a maximum of 6%, unless otherwise elected by the participant. Contributions are made through payroll deductions which may range from 1% to 50% (subject to Code limitations) of such participant’s earnings (as defined), on a before-tax basis, an after-tax basis (for year 2005 only), or a combination thereof. Participants who are at least age 50 or older during a Plan year may make an additional “catch-up contribution” up to a specified dollar amount on a before-tax basis (subject to Code limitations).

The Plan accepts eligible rollover contributions from participants. If a participant has been a participant in another qualified plan, such participants may transfer his or her eligible account balance into the Plan.

(c) Company Contributions – 401(k) Account

To be eligible for a Company matching contribution, a participant must have completed one year of service.

The employer match formula is 50% of elective deferrals up to a maximum of 6% of eligible compensation per Plan year.

For purposes of participant contributions and matching contributions, earnings are defined by the Plan document.

Omega Flex, Inc. 401(k) Profit Sharing Plan

Notes to the Financial Statements

As of and For the Years Ended December 31, 2019 and 2018

(d) Company Contributions – Profit Sharing Account

On an annual basis, the Company determines whether to make a discretionary Profit Sharing contribution to each eligible participant’s account (eligible participant is an employee that has completed one year of service), and determines the amount of such contribution. To receive Profit Sharing contributions for a given year, a participant must work at least 1,000 hours of service, as defined, during the Plan year. Participants must be employed by the Company on the last day of the year to be eligible for the Profit Sharing contribution.

For the years ended December 31, 2019 and 2018, the Company made a contribution of 3% of each eligible participant’s compensation, to a maximum of $280,000 and $275,000 for 2019 and 2018, as set by Section 415 of the IRC. For those participants who had compensation above the Social Security Wage Base, as defined ($132,900 for 2019 and $128,400 for 2018), an additional contribution of 3% of compensation was also made on compensation in excess of the Social Security Wage Base, but below the Section 415 limitation (i.e. for 2019, a 6% contribution on compensation between $132,900 and $280,000, and for 2018, a 6% contribution on compensation between $128,400 and $275,000). Profit Sharing contributions totaled $379,810 for the year ended December 31, 2019 and $361,796 for the year ended December 31, 2018.

(e) Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions, Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(f) Vesting

Participant contributions and rollover contributions, and earnings or losses thereon are fully vested at all times. Employer contributions and earnings or losses thereon are vested as follows:

Number of Years of Credited Service	Vesting Percentage
Less than 1 year	0%
1 year	0%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 or more years	100%

A participant becomes 100 percent vested upon death, disability or retirement.

(g) In-Service and Hardship Withdrawals

While a participant is employed with the Company, a participant may make withdrawals in cash of amounts applicable to participant and employer contributions and compensation or losses thereon, subject to certain restrictions. A participant can take hardship withdrawals (certain medical expenses, purchase of a principal residence, tuition payment for post-secondary education, and payments to prevent eviction from a primary residence) as defined in the Plan document. Prior to January 1, 2020, a participant’s hardship withdrawal precluded the participant from making additional employee before-tax contributions to the Plan for a six-month period after the hardship withdrawal. Participant before-tax contributions and vested matching contributions can be withdrawn after attainment of age 59 1/2.

Omega Flex, Inc. 401(k) Profit Sharing Plan

Notes to the Financial Statements

As of and For the Years Ended December 31, 2019 and 2018

(h) Benefit Payments

A participant’s account balance under the Plan may be distributed upon retirement in one of two ways (as defined by the Plan document): lump-sum distribution, or in monthly installments over the shorter of 15 years or the participant’s life expectancy, as elected (subject to limits imposed by the Internal Revenue Code).

Upon death, disability, or termination of employment, a participant (or the participant’s beneficiary) with $1,000 or more in vested benefits may elect to receive a lump-sum distribution equal to the participant’s vested account balance. A participant with less than $1,000 in vested benefits may elect a rollover to another qualified plan. If no choice is made, the Plan will automatically payout their vested distribution in a lump-sum.

(i) Notes Receivable from Participants

An eligible participant may borrow up to 50 percent of the value of his or her vested before-tax and after-tax account balance, subject to a minimum of $1,000 and a maximum of $50,000 reduced by the excess of the participant’s highest outstanding participant loan balance during the 12 previous months over the newly initiated loan balance. Loans for the purchase of a “principal residence” must be repaid in one to twenty years, at the participant’s option. Loans for all other purposes must be repaid in one to five years, at the participant’s option. These loans are made at the prevailing market interest rates equal to prime rate plus one percent. For 2019, the applicable loan rates ranged from 4.25% to 6.50%. For 2018, applicable loan rates ranged from 4.25% to 6.25%. No more than one loan from the Plan to a participant shall be permitted at any time. All principal and interest payments made by the participant are credited back to the participant’s account.

(j) Plan Expenses

The Company currently pays administrative expenses of the Plan, with the exception of certain asset based investment fees and loan origination fees. However, the Company has the right to charge future expenses to the Plan.

2.	Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America (“GAAP”) as applied to defined contribution plans and in accordance with the terms of the trust agreement.

Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because the contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The financial statements include the fully benefit-responsive investment contract and its related activity on a contract value basis (see Note 4).

(b) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of additions and deductions during the reporting periods. These estimates include the fair values of investments. Actual results could materially differ from those estimates.

(c) Investment Valuation and Income Recognition

Investments are reported at fair value, except for fully benefit-responsive investment contracts, which are reported at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Omega Flex, Inc. 401(k) Profit Sharing Plan

Notes to the Financial Statements

As of and For the Years Ended December 31, 2019 and 2018

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Net appreciation or depreciation in the fair value of investments consists of the realized gains or losses and the unrealized appreciation or depreciation of those investments.

(d) Notes Receivable from Participants

Notes receivable from participants (participant loans for Form 5500 reporting purposes) are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

(e) Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

(f) Payment of Benefits

Benefits are recorded when paid.

(g) Forfeitures

Forfeitures of terminating participants are used to reduce Company contributions or to pay Plan expenses. As of December 31, 2019 and 2018, there were $13,774 and $8,701, respectively, in allocated forfeitures available to reduce Company contributions or to pay Plan expenses. For the year ended December 31, 2019, $12,163 was used to reduce the Company’s contribution and $0 was used to pay Plan expenses. For the year ended December 31, 2018, $14,445 was used to reduce the Company’s contribution and $4,868 was used to pay Plan expenses.

(h) Recently Issued Accounting Guidance

In August 2018, the Financial Accounting Standards Board issued Accounting Standards Update 2018-13, Fair Value Measurement (Topic 820), Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”). ASU 2018-13 was issued as part of a disclosure framework project to improve the effectiveness of disclosure requirements from Topic 820. ASU 2018-13 is effective for all entities for fiscal years beginning after December 15, 2019. Certain amendments are to be applied prospectively while others are to be applied retrospectively. Early adoption is permitted. An entity is permitted to early adopt any removed or modified disclosures and delay adoption of the additional disclosures until their effective date. The Plan early adopted ASU 2018-13 on January 1, 2019, which did not have a material effect on the Plan’s financial statements.

(i) Subsequent Events

In connection with the preparation of the financial statements, the Plan and its management have assessed and reported on subsequent events through the date of issuance of these financial statements. See Note 12 for subsequent events disclosures.

Omega Flex, Inc. 401(k) Profit Sharing Plan

Notes to the Financial Statements

As of and For the Years Ended December 31, 2019 and 2018

3.	Investments and Fair Value Measurements

The Plan applies FASB ASC 820, Fair Value Measurement (“ASC 820”). FASB ASC 820 provides a framework for measuring fair value and the disclosures about fair value measurements of assets and liabilities. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:

●	Quoted prices for similar assets or liabilities in active markets;
●	Quoted prices for identical or similar assets or liabilities in inactive markets;
●	Inputs other than quoted prices that are observable for the asset or liability;
●	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2019 and 2018.

Pooled separate accounts:	Pooled separate accounts are valued at the net asset value (NAV) or equivalent based on units of the pooled separate accounts. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is generally based on the fair value of the underlying investments held by the pooled separate account less its liabilities. This practical expedient is not used when it is determined to be probable that the pooled separate account will sell the investment for an amount different than the reported NAV.

Registered investment companies:	Valued at the daily closing price as reported by the fund. Registered investment companies (mutual funds) held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. The mutual funds held by the Plan are deemed to be actively traded.

Collective investment fund:	Valued at the net asset value or equivalent based on units of the collective investment fund. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is generally based on the fair value of the underlying investments held by the collective investment fund less its liabilities. This practical expedient is not used when it is determined to be probable that the collective investment fund will sell the investment for an amount different than the reported NAV.

Omega Flex, Inc. stock fund:	The Omega Flex, Inc. stock fund is comprised of Omega Flex, Inc. common stock and cash. Investments in the fund are stated at estimated fair values under a market approach, which have been determined based on unit values. Unit values are determined by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates.

Omega Flex, Inc. 401(k) Profit Sharing Plan

Notes to the Financial Statements

As of and For the Years Ended December 31, 2019 and 2018

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2019 and 2018.

	Assets at Fair Value as of December 31, 2019
Description	Level 1	Level 2	Level 3	Total
Mutual funds	$18,403,777	$-	$-	$18,403,777
Omega Flex Inc. stock fund	-	1,964,845	-	1,964,845
	$18,403,777	$1,964,845	$-	20,368,622
Investments measured at NAV (a)				61,796
Investments at fair value				$20,430,418

	Assets at Fair Value as of December 31, 2018
Description	Level 1	Level 2	Level 3	Total
Mutual funds	$3,997,049	$-	$-	$3,997,049
Omega Flex Inc. stock fund	-	830,072	-	830,072
	$3,997,049	$830,072	$-	4,827,121
Investments measured at NAV (a)				8,282,708
Investments at fair value				$13,109,829

(a)	In accordance with Subtopic 820-10 as amended by ASU 2015-07, certain investments that were measured at NAV per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

The Company evaluates the significance of various inputs to assess the appropriate classification of the Plan’s investments within the fair value hierarchy. Changes in economic conditions or valuation techniques may require the transfer of investments from one fair value level to another. Transfers between levels are evaluated for their significance based upon the nature of the investments and size of the transfer relative to the net assets available for benefits. For the years ended December 31, 2019 and 2018, there were no transfers between levels within the fair value hierarchy.

The following table sets forth additional disclosures of the Plan’s investments whose fair value is estimated using net asset value per share (or its equivalent) as of December 31, 2019:

Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Collective investment fund	$61,796	$-	Daily	Daily

The following table sets forth additional disclosures of the Plan’s investments whose fair value is estimated using net asset value per share (or its equivalent) as of December 31, 2018:

Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Pooled separate accounts	$8,282,708	$-	Immediate	None

Omega Flex, Inc. 401(k) Profit Sharing Plan

Notes to the Financial Statements

As of and For the Years Ended December 31, 2019 and 2018

The JP Morgan Stable Asset Income Fund (the “Stable Asset Fund”), a collective investment fund, seeks to provide capital preservation, liquidity, and current income levels that are typically higher than those provided by money market funds. The Stable Asset Fund provides liquidity on a daily basis for Plan permitted, participant-directed activity. Participants may not withdraw funds from the Stable Asset Fund for investment into options deemed to be competing with the Stable Asset Fund. Participant transfers from the Stable Asset Fund to a non-competing fund must remain in a non-competing fund for a period of ninety days before a transfer to a competing fund may be made. The Stable Asset Fund is redeemable at net asset value under agreements with the underlying fund. Generally, requests for complete or partial withdrawals that are not for participant-directed activity must be given to the trustee of the Stable Asset Fund in writing one year prior to the withdrawal. However, it is possible that these redemption rights may be restricted by the fund in the future in accordance with underlying fund agreement.

Until the change in service provider discussed in Note 1, the Plan had investments in various pooled separate accounts which invested in equity, fixed income, and target date funds. The objective of those investment vehicles invested in equity investments was to approximate the risk and return characterized by various indexes; to seek long term capital appreciation; provide diversified exposure representative of various segments of the U.S. or foreign equity market; and/or to seek income. The objectives of the investment vehicles invested in fixed income was to provide investment results that approximated the overall performance of certain bond indices and/or to provide a predictable rate of return while preserving the safety of capital and minimizing market risk. The objective of the investment vehicles invested in target date funds was to provide various levels of asset allocations which became more conservative over time so participants could stay with the same fund before and after selected retirement dates. These investment vehicles were generally redeemable at net asset value under agreements with the underlying investment vehicles. However, it was possible that these redemption rights could have been restricted by these investment vehicles in accordance with underlying agreements.

Due to the nature of the investments held by the investment vehicles, changes in market conditions and the economic environment could have significantly impacted the net asset value of the investment vehicles, and consequently, the fair value of the Plan’s interest in the investment vehicles. Furthermore, changes in the liquidity provisions of the funds could have significantly impacted the fair value of the Plan’s interest in the investment vehicles.

4.	Fully Benefit-Responsive Investment Contract

Prudential Contract

Until the change in service provider discussed in Note 1, the Plan participated in the Prudential Guaranteed Income Fund (GIF), which by definition was considered to be a guaranteed investment contract, or GIC. The contract was an insurance company issued general account backed group annuity contract. There were not any specific securities in the general account that backed the investments in this account. All transactions were at contract value, including discontinuance of the contract. In certain instances when total distributions or transfers in the GIF within a calendar year exceed pre-determined thresholds, transactions in the GIF could have faced certain restrictions, in accordance with the contract terms. This could potentially have resulted in the GIF not being fully benefit-responsive in certain instances. Generally, there were not any events that could limit the ability of the Plan to transact at contract value paid within ninety days or contract value paid over time. There were not any events that allowed the issuer to terminate the contract and which required the plan sponsor to settle at an amount different than contract value paid either within ninety days or over time. No events were probable of occurring that might have limited the ability of the Plan to transact at contract value with the contract issuers and that also would have limited the ability of the Plan to transact at contract value with the participants.

As described in Note 2, because the guaranteed investment contract was fully benefit-responsive, contract value was the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value was reported to the Plan by Prudential, represented contributions made under the contract, plus earnings, less participant withdrawals and administrative fees. Participants ordinarily directed the withdrawal or transfer of all or a portion of their account balances at contract value.

Omega Flex, Inc. 401(k) Profit Sharing Plan

Notes to the Financial Statements

As of and For the Years Ended December 31, 2019 and 2018

The GIF was a traditional group annuity insurance product issued by Prudential Retirement Insurance and Annuity Company (“PRIAC”), Hartford, CT and was backed by the full faith and creditworthiness of the issuer. Guarantees were based on the claims-paying ability of PRIAC and not on the value of the securities within the insurer’s general account. The credit rating of the issuer at December 31, 2018 was A1 as reported by Moody’s Investors Service. Deposits made to the GIF were deposited in PRIAC’s general account. Payment obligations under the GIF represented an insurance claim supported by all general account assets. The GIF did not operate like a mutual fund, variable annuity product, or conventional fixed rate individual annuity product. Expenses related to the GIF were calculated by PRIAC and incorporated in the GIF crediting rate. Past interest rates were not indicative of future interest rates.

Interest was credited on contract balances using a single “portfolio rate” approach. Under this methodology, a single interest crediting rate was applied to all contributions made to the product regardless of the timing of those contributions. Interest crediting rates were reviewed on a semi-annual basis for resetting. When establishing interest crediting rates for this product, Prudential considered many factors, including current economic and market conditions, the general interest rate environment and both the expected and actual experience of a reference portfolio within the issuer’s general account. These rates were established without the use of a specific formula. The minimum credit rate under the contract was 1.50%. Key factors that could have influenced future average interest crediting rate included but were not limited to: participant directed cash flows; changes in interest rates; total return performance of the underlying contract; or default or credit failure of any of the investment contracts, or other investments held in the Plan.

5.	Omega Flex, Inc. Stock Fund

All fund options within the Plan are intended to be participant directed, which means that each participant may invest his or her contributions, and any Company matching contributions in any one of the investment funds offered under the Plan from time to time. In addition to a number of funds offered by the Plan trustee, participants may elect to invest a portion of their contributions in an Omega Flex, Inc. stock fund that invests primarily in the common stock of Omega Flex, Inc.

6.	Related Party Transactions

The Omega Flex, Inc. Stock Fund holds shares of Omega Flex, Inc. common stock. The Plan also permits participant loans. The Plan invests in registered investment companies and a collective investment fund managed by J.P. Morgan. Subsequent to the change in service provider discussed in Note 1, Reliance Trust Company serves as trustee and J.P. Morgan and Empower Institutional, a subsidiary of Great-West Life & Annuity Insurance Company, perform plan advisory and recordkeeping services. In addition, the Plan invested in pooled separate accounts and a GIF managed by PRIAC, an affiliate of Prudential Bank & Trust, FSB (“PBT”). PBT, through PRIAC, provided certain administrative services to the Plan. Until the change in service provider discussed in Note 1, PRIAC served as the custodian and record-keeper of the Plan and PBT served as the trustee of the Plan. These transactions qualify as party-in-interest transactions.

The Plan’s service providers receive revenue from mutual fund and pooled separate account service providers for services provided to the funds. This revenue may be used to offset certain amounts owed to these providers for administrative services provided to the Plan. If the revenue received by the service providers from such mutual fund or pooled separate account service providers exceeds the amount owed as agreed to by the service providers and the Plan for administrative services, the service providers or their affiliates are to remit the excess to the Plan. Such amounts may be applied to pay Plan administrative expenses or allocated to the accounts of the participants. During the year ended December 31, 2019, approximately $8,000 was deposited into the Plan. During the year ended December 31, 2018, no amounts were deposited into the Plan. The Plan or Plan Sponsor may make a payment to service providers or their affiliates for administrative expenses not covered by revenue sharing. As of December 31, 2019, and 2018, there were $23,217 and $14,704, respectively, in unallocated revenue sharing accounts available to pay Plan expenses and/or to allocate to participants.

Omega Flex, Inc. 401(k) Profit Sharing Plan

Notes to the Financial Statements

As of and For the Years Ended December 31, 2019 and 2018

7.	Fund Management

Under the terms of a trust agreement the Plan assets are held by Reliance Trust Company. The Plan assets were formerly held and managed by PBT. The Plan Administrator, as defined in the Plan document, has full authority to control and manage the operation and administration of the Plan.

8.	Plan Termination

The Plan has no termination date and it is the Company’s current intention to continue the Plan indefinitely. However, the Company may terminate, amend, modify or suspend the Plan at any time subject to the provisions of ERISA. In the event of a plan termination, participants would become fully vested in the balance of their accounts and the Plan assets would be distributed in accordance with the terms of the Plan.

9.	Tax Status of the Plan

The Plan was amended and restated effective April 5, 2019, with the adoption of a Great-West Trust Company LLC defined contribution prototype plan. The defined contribution prototype plan received a favorable opinion letter from the Internal Revenue Service (“IRS”) on March 31, 2014. The opinion letter stated that the Plan and related trust are designed in accordance with applicable sections of the IRC. Prior to April 5, 2019, the Plan used a prototype plan document sponsored by The Prudential Insurance Company of America. The Internal Revenue Service has issued an opinion letter dated April 29, 2014 that the Prudential prototype plan qualifies under the provisions of Section 401(a) of the Code. The Plan has been amended since relying on the opinion letters. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019 and 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2016.

In 2015, a Voluntary Compliance Program (“VCP”) filing was submitted to the IRS by Prudential, the third-party plan administrator, pursuant to the IRS Employee Plans Compliance Resolution System (“EPCRS”) to correct automatic escalation contributions to certain participants. The IRS has reviewed the VCP filing and has approved the correction methodology, which requires contributions to affected participants from both Prudential and the Company. During 2019, Prudential and the Company completed the process of ensuring all participants affected have been properly identified and contributions required to make each participant whole were fully corrected. As of December 31, 2018, the additional amount to be funded by Prudential was estimated by the Plan to be $27,118 and was recorded with other contributions and other contributions receivable as of December 31, 2018. As of December 31, 2018, the total amount to be funded by the Company was estimated to be $16,781. The Company used $12,162 of previously forfeited amounts to fund the contribution. As of and for the year ended December 31, 2018, the amount of $4,619 is included with employer contributions and employer contributions receivable.

10.	Excess Contributions Payable

Contributions received from participants for 2019 and 2018 are net of payments of $6,979 made in 2020 and $18,306 made in 2019, respectively, to certain active participants to return to them excess deferral contributions as required to satisfy the relevant nondiscrimination provisions of the Plan. These amounts are also included in the Plan’s statements of net assets available for benefits as excess contributions payable at December 31, 2019 and 2018.

Omega Flex, Inc. 401(k) Profit Sharing Plan

Notes to the Financial Statements

As of and For the Years Ended December 31, 2019 and 2018

11.	Plan Amendments

The Plan was amended and restated effective April 5, 2019 with the adoption of a Great-West Trust Company LLC defined contribution prototype plan. No significant changes were made to the Plan’s provisions as part of this amendment and restatement.

12.	Subsequent Events

The COVID-19 pandemic during 2020 has significantly disrupted financial markets, economies and other events subsequent to December 31, 2019. The impact to the Plan of the COVID-19 pandemic during 2020 has resulted in significant volatility in the fair value of investments of the Plan. It has also significantly decreased interest rates. The long-term impact of the effects of the COVID-19 pandemic to the Plan or Plan Sponsor are currently not known. The Plan sponsor is also currently evaluating the effects of relief from regulatory authorities, including the Coronavirus Aid Relief, and Economic Security (“CARES”) Act, to the Plan. The extent of any adverse impact of the COVID-19 pandemic on the Plan’s net assets available for benefits or Plan participant’s account balances could not be reasonably estimated at the date the financial statements were available to be issued.

Management evaluated subsequent events for the Plan through June 25, 2020, the date the financial statements were available to be issued.

13.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500, which is filed by the Company with the Employee Benefits Security Administration, as of December 31:

	2019	2018
Net assets available for plan benefits per the financial statements	$21,200,686	$16,490,512
Total accrued income	(4,722)	(3,682)
Total employee, employer and other contributions receivable	(402,396)	(419,699)
Total excess contributions payable	6,979	18,306
Net assets available for plan benefits per Form 5500	$20,800,547	$16,085,437

The following is a reconciliation of net increase (decrease) per the financial statements to the Form 5500 for the years ended December 31:

	2019	2018
Net increase (decrease) per the financial statements	$4,710,174	$(827,052)
Change in accrued income	(1,040)	(446)
Change in total employee, employer and other contributions receivable	17,303	(21,106)
Change in total excess contributions payable	(11,327)	5,191
Net increase (decrease) per Form 5500	$4,715,110	$(843,413)

SUPPLEMENTAL SCHEDULE

Omega Flex, Inc. 401(k) Profit Sharing Plan

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

As of December 31, 2019

EIN: 23-1948942 Plan #: 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value
	Registered investment companies:
	Goldman Sachs	Large Cap Growth Insights	$170,236
*	JP Morgan	Equity Income	199,931
*	JP Morgan	Core Plus Bond	138,314
*	JP Morgan	Emerging Markets Equity	15,873
*	JP Morgan	Mid Cap Value	2,647
*	JP Morgan	Small Cap Growth	435,066
*	JP Morgan	SmartRetirement 2020	1,292,426
*	JP Morgan	SmartRetirement 2025	2,562,016
*	JP Morgan	SmartRetirement 2030	2,889,678
*	JP Morgan	SmartRetirement 2035	2,323,685
*	JP Morgan	SmartRetirement 2040	1,714,171
*	JP Morgan	SmartRetirement 2045	269,073
*	JP Morgan	SmartRetirement 2050	500,834
*	JP Morgan	SmartRetirement 2055	100,855
*	JP Morgan	SmartRetirement 2060	575,354
*	JP Morgan	SmartRetirement Income	3,553,960
	MFS	Mid Cap Growth	374,351
	Putnam	High Yield	19,235
	Schwab	International Index	28,790
	Schwab	S&P 500 Index	1,001,106
	Schwab	Small Cap Index	10,348
	Schwab	US Mid Cap Index	225,828
			18,403,777
	Collective investment fund:
*	JP Morgan	Stable Asset Income	61,796

	Separate account:
*	Omega Flex, Inc. Stock Fund	Company stock separate account	1,964,845

*	Participant loans	Interest rates from 4.25% to 6.50% with maturities through October 2039	370,129

			$20,800,547

* Represents a party-in-interest to the Plan.

“Cost” is not required as all the investments are participant-directed. Cost for participant loans is $0.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Omega Flex, Inc. 401(k) Profit Sharing Plan

	By:	/s/ Geri Glazer
Geri Glazer Plan Administrator
June 25, 2020

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement (No. 333 – 135515) on Form S-8 of Omega Flex, Inc. of our report dated June 25, 2020, relating to our audit of the financial statements and supplemental schedule of the Omega Flex Inc. 401(k) Profit Sharing Plan, which appears in this Annual Report on Form 11-K of the Omega Flex, Inc. 401(k) Profit Sharing Plan for the year ended December 31, 2019.

/s/ RSM US LLP

Blue Bell, Pennsylvania
June 25,2020

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